Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Mondelēz International Inc (MDLZ)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Mondelēz International Inc (MDLZ)
Vote Yes: Item #6 – Report on Flexible Plastic Packaging

Annual Meeting: May 21, 2025

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how Mondelēz could address flexible plastic packaging in alignment with the findings of the Pew Report, or other authoritative sources, to reduce its contribution to plastic pollution.

The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use plastic packaging that is not recyclable in practice and at scale while plastic pollution grows;
•	Evaluate actions to achieve fully recyclable packaging including elimination and accelerated research into innovative reusable substitution; and
•	Describe opportunities to pre-competitively work with peers to research and develop reusable packaging as an alternative to single-use packaging.

SUMMARY

Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.1

The growing plastic pollution crisis poses increasing risks to Mondelēz. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.2 Governments around the world are increasingly enacting such policies, including five new U.S. state laws that impose fees on corporations for single-use plastic (SUP) packaging.3 The European Union has banned ten SUP pollutants and taxed certain non-recycled plastic packaging.4 A French law requires 10% of packaging be reusable by 2027 and Portugal requires 30% reusable packaging by 2030.5 Further, consumer demand for sustainable packaging is increasing.6

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1 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4

2 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

3 https://www.packworld.com/sustainable-packaging/recycling/article/22922253/ameripen-shares-key-lessons-from-early-epr-adopters

4 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

5 https://www.greenpeace.org/international/story/51843/plastics-reuse-and-refill-laws

6 https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

2025 Proxy Memo Mondelēz International Inc | Report on Flexible Plastic Packaging

Pew Charitable Trusts’ groundbreaking study, Breaking the Plastic Wave (“Pew Report”), concluded that improved recycling alone is insufficient to address plastic pollution—instead, recycling must be coupled with reductions in use, materials redesign, and substitution.7 The Pew Report finds that the greatest opportunity to reduce or eliminate plastic lies with flexible plastic packaging,8 often used for chips, sweets, and condiments among other uses, which is virtually unrecyclable in America. With innovation, redesign, and substitution, 26 million metric tons of flexibles can be avoided globally.9

The Pew Report finds that reducing plastic use is the most viable solution from environmental, economic, and social perspectives,10 yet broad corporate and stakeholder alignment on flexible packaging solutions is lacking.11

Despite stated commitments to sustainable packaging, 70.1% of Mondelēz’s packaging remains in flexibles.12 In the absence of immediate action to eliminate flexibles by robustly engaging in research and expansion of reusable packaging, Mondelēz is on track to fail to meet its 2025 reusables and recyclability packaging goals. Only 18.9% of its plastic packaging is recyclable in practice and at scale and 0% is reusable.13

Our Company could avoid regulatory, environmental, and competitive risks by adopting a comprehensive approach to addressing flexible plastic packaging use at scale.

RATIONALE FOR A YES VOTE

1.	Flexible plastic packaging pollution is a growing financial, regulatory, and reputational risk to Mondelēz.
2.	Mondelēz has failed to align its packaging targets with key research, including the Pew Report.
3.	Mondelēz lags peers in recyclable and sustainable packaging.

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7 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

8 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51

9 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51

10 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10

11 https://emf.thirdlight.com/link/pqm3hmtgpwtn-dwj3yc, p.22

12 https://gc-data.emf.org/2024/detail?cid=Mondelēz-international#header

13 https://gc-data.emf.org/2024/detail?cid=Mondelēz-international#header

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2025 Proxy Memo Mondelēz International Inc | Report on Flexible Plastic Packaging

DISCUSSION

1.	Flexible plastic packaging pollution is a growing financial, regulatory, and reputational risk to Mondelēz.

Consumers and governments across the globe are increasingly holding producers accountable for plastic packaging pollution and its wide range of negative effects on human and environmental health.

Global leaders from 193 U.N. Member States are in the process of negotiating a global treaty to end plastic pollution. Mandates are being considered for legally binding plastic use reductions, recyclability, and transitions away from disposable packaging and towards reusables.14 Mondelēz has acknowledged plastic pollution as a severe threat to business’ social license to operate, joining an array of businesses and investors in supporting the adoption of a new global treaty.15 Thirteen national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.16

Flexible plastic packaging is especially susceptible to becoming plastic pollution as it is often made with multiple materials layered together, making it virtually impossible to process in conventional recycling systems. The largest corporate collaboration on plastic pollution, the Ellen MacArthur Foundation New Plastics Economy, defines recyclable packaging as including only those plastics that have a 30% recycling rate across multiple regions which collectively represent at least 400 million inhabitants. With just 2% of households in the United States able to effectively recycle flexible packaging, the material type falls far below the standard for recyclability and is widely regarded as non-recyclable.17

Extended Producer Responsibility (“EPR”) is a system designed to manage unrecyclable and recyclable packaging alike, in which consumer goods producers are held responsible for all or most of the costs of managing the disposable packaging associated with their products at end-of-life. Nearly 70 EPR laws for packaging have been enacted in countries and jurisdictions around the world.18 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue, as expected, to require them to cover the waste management costs of the packaging they produce.19 In just the last few years, five new producer responsibility laws were passed in Maine, Oregon, California, Colorado, and Minnesota.20

EPR laws for packaging have a specific emphasis on financially discouraging the use of difficult-to-recycle materials by imposing higher producer fees or dues, on these materials, a process known as eco-modulation. The operating plans in each of the five U.S. states with EPR laws are actively being written, but early drafts propose that flexible packaging should have one of the highest ranges of fees, or dues, on producers per pound.21 With 70.1% of its plastic packaging in flexibles, growing EPR laws pose a significant financial risk to Mondelēz.22

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14 https://www.unep.org/news-and-stories/speech/closing-end-plastic-pollution

15 https://www.businessforplasticstreaty.org/endorsers

16 https://ellenmacarthurfoundation.org/the-plastics-pact-network

17 https://recyclingpartnership.org/film-and-flexibles/

18 https://www.oecd-ilibrary.org/environment/extended-producer-responsibility-epr-and-the-impact-of-online-sales_cde28569-en, p. 10

19 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

20 https://www.swca.com/news/2025/01/unpacking-epr-series-the-basics-of-extended-producer-responsibility-epr-packaging-laws

21 https://cdphe.colorado.gov/hm/epr-program

22 Calculated from Mondelēz data at https://gc-data.emf.org/

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2025 Proxy Memo Mondelēz International Inc | Report on Flexible Plastic Packaging

Companies that do not move swiftly to reduce their use of single use plastic for packaging also risk reputational damage and lost customers. As recent polls indicate, consumers want companies to take action on plastics. Eighty percent of respondents in one recent poll favored requiring companies to reduce plastic packaging, increase the use of reusable packaging, and take responsibility for their plastic waste.23 In an April 2024 poll, 90% of those polled were in favor of finding alternatives to single use plastics and 88% called for elimination of unnecessary and avoidable plastic.24

2.	Mondelēz has failed to align its packaging targets with key research, including the Pew Report.

In 2020, the Pew Report concluded that without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.25 The Pew Report also found that existing corporate commitments are insufficient to tackle ocean plastic pollution and that corporations must reduce their virgin plastic use by one-third through a variety of strategies, including designing packaging to be recyclable in-practice and at scale and eliminating or replacing single-use packaging with reusables. The Pew Report finds that the greatest opportunity to reduce or eliminate plastic lies with addressing flexible plastic packaging. With innovation, redesign, and substitution, 26 million metric tons of flexibles can be avoided globally.

Though Mondelēz has multiple sustainable packaging goals, which are discussed below, none identify opportunities to specifically address flexible plastic packaging through reduction or elimination and none commit to the scale of reduction identified in the Pew Report.

3.	Mondelēz lags peers in recyclable and sustainable packaging.

A staggering 81.1% of Mondelēz plastic packaging cannot be recycled in practice, the majority of which is flexible plastic.26 However, Mondelēz routinely obscures this reality by instead reporting that nearly all of its packaging is designed for recycling.27 Packaging that is designed for recycling-–but not recycled in practice–has the same propensity to become plastic pollution as other packaging and does little to reduce the financial, reputational, and regulatory risks of plastic pollution to our Company.

Mondelēz significantly lags competitors in taking action to mitigate risks by plastic pollution. Competitor Nestlé’s plastic packaging is 63.28% reusable, recyclable, or compostable in practice, while 77.2% of competitor PepsiCo’s plastic packaging meets the same criteria.28 Of the 38 peer, packaged goods companies that have pledged to act on plastics through the Ellen MacArthur Foundation Global Commitment (Global Commitment), calculations based on publicly available data29 indicate that Mondelēz ranks in the lowest 10% on the recyclability of its packaging in practice. On average, packaged goods corporate signatories report that at least 51% of their plastic packaging is recyclable in practice, well above Mondelēz’s reported 18%.

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23 https://usa.oceana.org/press-releases/americans-are-sick-of-single-use-plastic-pollution-poll-finds/

24 https://www.nrdc.org/bio/daniel-rosenberg/poll-people-want-action-plastics-health-and-wildlife

25 https://www.systemiq.earth/wp-content/uploads/2020/07/BreakingThePlasticWave_MainReport.pdf

26 Calculated from Mondelēz data at https://gc-data.emf.org/ by subtracting the company’s reported packaging that is reusable, recyclable, or compostable (18.9%) from 100%, then subtracting the company’s reported reusable packaging (0%) and compostable packaging (0%)

27 https://www.mondelezinternational.com/assets/Snacking-Made-Right/SMR-Report/2024/2024-MDLZ-Snacking-Made-Right-ESG-Report.pdf, p.34-35

28 Calculated from data at https://gc-data.emf.org/

29 Calculated from data at https://gc-data.emf.org/

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2025 Proxy Memo Mondelēz International Inc | Report on Flexible Plastic Packaging

Similarly, Mondelēz underperforms fellow Global Commitment signatories in transitioning to reusable packaging. Despite committing to the Global Commitment more than five years ago to investigate opportunities to transition to sustainable packaging formats, Mondelēz continues to host none of its packaging in reusable or refillable formats, a key element noted in the Pew Report. Conversely, nearly half of packaged goods corporate signatories to the Global Commitment report that they have permanently transitioned some of their packaging to reusable formats.30

Mondelēz notes near achievement of its 5% virgin plastic packaging reduction goal,31 which is an important start. Yet, the size of this goal pales in comparison to peer companies and fellow Global Commitment signatories. The average size of virgin plastic reduction goals across packaging portfolios by fellow packaged goods signatories is four times greater than Mondelēz’s ambition, at an average of approximately 20%. Mondelēz has a larger goal of 25% reduction of virgin rigid plastic, but this goal requires no action on flexible plastics.

Our Company will benefit from conducting a holistic evaluation of opportunities to reduce or eliminate unrecyclable flexible plastic packaging and transition into reusable alternatives. Without the actions requested in this proposal, Mondelēz’s continued use of flexible plastic packaging will prevent the Company from achieving its commitments under the Global Commitment while exposing the Company to reputational, regulatory, and competitive risks associated with greenwashing and a lack of corporate accountability.

RESPONSE TO MONDELĒZ BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In the Company’s opposition statement, Mondelēz asserts that the Company has a comprehensive packaging strategy despite the low ambition of the Company’s packaging goals compared to peers, the absence of targeted action on unrecyclable flexible plastic packaging, and the Company’s lack of progress on reusables. As discussed above, the Company does not sufficiently address the risks associated with flexible plastic packaging, nor does the Company align with leading research such as the Pew Report, which highlights the urgent need to reduce one-third of plastic use through, in part, a transition away from flexibles.

Mondelēz’s statement reiterates the Company’s focus on design for recycling and efforts to expand fledgling flexible material recycling, while failing to acknowledge the principal solution to plastic pollution demonstrated in the Pew Report and elsewhere regarding flexibles: overall reduction of plastic use. Producer companies, such as Mondelēz, that are positioned at the forefront of the consumer supply chain, must take the lead in packaging sustainability by reducing the amount of packaging introduced into the market, and ensuring that its remaining packaging is recyclable in practice and at scale.

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30 Calculated from data at https://gc-data.emf.org/

31 https://www.mondelezinternational.com/assets/Snacking-Made-Right/SMR-Report/2024/2024-MDLZ-Snacking-Made-Right-ESG-Report.pdf, p.34-35

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2025 Proxy Memo Mondelēz International Inc | Report on Flexible Plastic Packaging

Mondelēz’s current strategy on flexibles falls short of what is required to genuinely tackle the pressing issue of plastic pollution. This proposal asks the Company to consider adopting a clear strategy for addressing the significant amount of unrecyclable flexible plastic in its portfolio and to make more meaningful progress on its commitment to sustainable packaging.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #6 Seeking a Report from Mondelēz on Opportunities to Reduce Its Sustainable Flexible Plastic Packaging. Mondelēz has fallen behind peers in setting and achieving ambitious goals to reduce plastic packaging pollution. The vast majority of the Company’s plastic packaging is not recyclable in practice and Mondelēz reports no progress in transitioning to reusable packaging alternatives. Unrecyclable flexible plastic packaging is a key contributor to Mondelēz’s role in plastic pollution. By producing a report that assesses new opportunities to reduce flexible plastic use and pollution, Mondelēz can reduce the financial, regulatory, and reputational risk associated with failing to meet its packaging goals and contributing to plastic pollution.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org

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